# Hercules Electric Mobility, Inc



---

# Annual Report
# 2021

# Annual Report 2021

Throughout this document, mentions of Hercules Electric Vehicles  refer to Hercules Electric Mobility, Inc, a Corporation formed on December 26th, 2018, in Michigan (the "Company"). The Company's physical address is 24415 Halsted Rd, Farmington Hills MI 48335.

You may contact theHercules Electric Vehicles by emailing jbreyer@herculesev.com. This annual report is posted on the Company's website, https://herculesev.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

---

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

# Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Hercules Electric Mobility ("Hercules Electric Vehicles, Inc" or "Company") is a corporation formed on December 26th, 2018, in Michigan. The Company's physical address is 24415 Halsted Rd. Farmington Hills MI 48335. The Company's web site may be accessed at https://herculesev.com/.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

## Beth Hoetger

*Board positions with Hercules Electric Vehicles*

| Dates | Position | Principal Occupation |
|-------|----------|----------------------|
| n/a   | n/a      | n/a                  |

*Positions with Hercules Electric Vehicles*

| Dates | Position | Responsibilities |
|-------|----------|------------------|
| 04/01/2021 - 02/08/2022 | CFO | CFO |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 06/01/2018-05/01/2021 | Agile Financial Consulting, LLC | Vice President of Finance |
| 06/01/2013-01/01/2028 | Blue Cross Blue Shield of Michigan | Director of Finance |

## Greg Weber

*Board positions with Hercules Electric Vehicles*

| Dates | Position | Principal Occupation |
|---|---|---|
| 01/01/2019-Present | Board Member | Senior VP |

*Positions with Hercules Electric Vehicles*

| Dates | Position | Responsibilities |
|---|---|---|
| 01/01/2019-Present | Senior VP | Senior VP |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 01/01/2017-01/01/2019 | LG Chem Power, Inc. | Director Systems and Battery Management Systems |

## Julie Tolley

*Board positions with Hercules Electric Vehicles*

| Dates | Position | Principal Occupation |
|---|---|---|
| 01/01/2019-Present | Board Member | Head of Corporate Development & Strategy |

*Positions with Hercules Electric Vehicles*

| Dates | Position | Responsibilities |
| --- | --- | --- |
| 01/01/2019-Present | Head of Corporate Development & Strategy | Head of Corporate Development & Strategy |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
| --- | --- | --- |
| 01/01/2016-01/01/2019 | Gentherm Technologies | VP of Product Strategy |

## James Breyer

*Board positions with Hercules Electric Vehicles*

| Dates | Position | Principal Occupation |
| --- | --- | --- |
| 01/01/2018-Present | Chairman | CEO |

*Positions with Hercules Electric Vehicles*

| Dates | Position | Responsibilities |
| --- | --- | --- |
| 01/01/2018-Present | CEO and Chief Product Officer | CEO and Chief Product Officer |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
| --- | --- | --- |
| 01/01/2018-01/01/2019 | XL Fleet Electrification | CTO |

3.  What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

James Breyer is the beneficial owner of 5,600,000 shares of Common Stock, representing 54.97% of voting power in the Company.

**4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))**

Problem:

This is an opportunity to launch Hercules Electric Mobility, which is focused on creating personalized luxury with 100s of customizations and 1000HP of fun electric performance. Hercules plans eliminate trillions of tons of emissions, making our environment cleaner, and the world a better place. Hercules is changing the way electric mobility is created, consumed, and experienced, utilizing existing industry capacity and contract manufacturing while saving billions in capital investment compared to others.

Hercules Electric Mobility was created with a vision to bring luxury eco-utility products to market, starting with the Alpha Truck, and followed by other electric mobility products. James seeks do this in the most efficient way possible, ensuring that the Company stays true to its principles of environmental, social, and financial responsibility. In 2019, experienced automotive leaders Greg Weber and Julie Tolley joined the Company in its mission to bring the Company's electric vehicles dreams to reality. Together, James, Greg, and Julie bring approximately 100 years of combined automotive experience to the Company and plan to use this experience to bring the Hercules eDrive modular platform to market.

Throughout 2021, Hercules Electric Mobility built its Hercules Alpha performance pickup concept Management believes that the Company's approach is different than other electric vehicle manufacturers because the Company intends to use existing industrial capacity wherever possible, paired with a modular design and assembly approach. This approach is designed to enable the Company to bring electric recreational platforms and vehicles, boats and technologies to market faster and with higher levels of personalization and craftsmanship, but without adding redundant manufacturing capacity where it is not needed.

Throughout 2021, Hercules developed its core modular platform on the Hercules Alpha concept truck, with financial and in-kind support from Nissan Motor Corporation, Having provided $2.8M in cash and in-kind equipment and engineering service. Hercules was able to complete its testable and driveable EV prototype in only 6 months time, due to the advantages of the modular powertrain architecture. This challenging development was completed within 6 months and the Hercules team was able to also develop the Hercules Marine eDrive systems within 6 months. Hercules modular system has shown itself capable in heavy duty pickups during development and able to be ported to a completely different application faster than typical development timelines, and for less capital. Hercules modular platform and innovative development system has been shown capable of bringing differentiated products in multiple industries to market ahead of others within these segments. Hercules is further intending to bring the first solid-state battery to recreational mobility markets, through its joint development project with Prieto Battery Systems.

In October 2021, Nissan Motor Corporation informed Hercules Management it would not be able to produce the Hercules ALPHA pickup, due to internal strategic decisions, concerning its product offerings and plant utilization. Upon that notification, Hercules management transitioned its workforce to the marine and recreational projects within its business plan. Thus securing Letter of prototype and production agreements to produce its modular powertrain for high-performance marine propulsion, as well as "Powertrain in a Box" solutions for RV manufacturers.

The Company's concept of modular, lean manufacturing is intended to make the Company's platform not only eco-friendly, but the manufacturing process too. The Company also plans to focus on providing a luxurious experience, while providing high performance, and state of the art technologies for a clean quiet and exciting experience, on water or land. The Company aims to create quiet and powerful electric mobility products, that consumers love to use all day, resulting in a fully connected vehicle experience and exportable power for all your toys and tools. The Company intends to create an electric platform that is powerful enough for consumers to take their tools and toys with them, wherever they would like to go, with integrated solar charging solutions. Customers can own their own power.

Hercules has earned a contract with Coach Marine Group, to provide Hercules Marine eDrive modular platfom solution to its Coach and Xcursion branded pontoon boats. Coach Marine Group is located in Chanute, KS and has a substantial operating history within the marine pontoon manufacturing segment for luxury pontoon boat sales. The contract with Coach is for 1500 unit sales over 3 years, with a transaction value of $60,000,000 USD.

Hercules Sales Pipeline is experiencing significant market pull for the marine product line and is exploring supply and partnership agreements with numerous Marine boat-builders and RV builders with significant market value. Hercules sales pipeline looking forward has a future market value of over $400M.

Why Us?

Technology:  Hercules is a technology leader in marine propulsion with ability to deliver scale at time of production.  Hercules is co-developing high-performance drive systems, solid-state batteries, and its own proprietary eDrives for marine and recreational mobility markets based on its modular, software defined propulsion system.

Experienced – Our team has previous experience in both commercial and retail EV, hybrid, and fuel-cell segments.  We have nearly 100 years of combined experience in the delivery of automotive technology programs and projects.  We have delivered dozens of electrified, fuel-cell, and combustion vehicle models, with hundreds of thousands of delivered vehicles.  We have the expertise, connections, and history to understand the competitive landscape and the experience and confidence to execute.

Social Action - We believe in human equality and have structured our company to have balanced equality and representation for all genders, living wages, STEM partnerships, and community action projects.

**5. How many employees does the Company currently have? (§ 227.201(e))**

Hercules Electric Vehicles currently has 7 employees.

**6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))**

1. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business.

   The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by

8

COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

2.  Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3.  We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4.  Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5.  Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6.  The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

7. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

8. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability.

9. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

10. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

11. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

10

Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

**7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))**

| Class of security | Amount authorized | Amount outstanding | Voting rights | Other terms |
|---|---|---|---|---|
| Common Shares | 30,000,000 | 10,000,000 | Yes | Each holder of Common Stock is entitled to one vote |
| Preferred Shares | 10,000,000 | 0 | Yes | |

Those investors that participated in our offering via Netcapital have given their voting rights to a record owner, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership and voting agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

**8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))**

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

**9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))**

The price of the Securities was determined solely by Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

**10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))**

As a minority owner of Hercules Electric Mobility, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Hercules Electric Mobility and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

**11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))**

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))**

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date |
|---|---|---|---|
| N/A | N/A | N/A | N/A |

**13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))**

| Date of Offering | Securities Offered | Amount Sold | Exemption | Use of Proceeds |
|---|---|---|---|---|
| 05/2019 | Common Stock | $131,064 | Section 4(a)(2) | Legal, Marketing, incorporation, components, engineering expenses. General operating funds |
| 02/2020 | Common Stock | $377,000 | Section 4(a)(2) | Hire Key Staff members: CFO Chief Engineer Assistant Chief Engineer SW & Controls Chief |
| 03/2021 | Other | $998,000 | Section 4(a)(2) | Proceeds are designated for building prototype vehicles to demonstrate Hercules modular architecture. |
| 12/2021 | Common Stock | $113,654 | Section 4(a)(6) | Build prototype and development vehicles, perform industrial design and marketing activities including website enhancement, marketing videos, auto-show displays, initial pilot builds,  and |

| | obtaining R&D and building facilities. |
| --- | --- |

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

[IF DOES NOT APPLY WRITE "DOES NOT APPLY"]

**15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))**

In October 2021, Hercules and Nissan Motor Corporation ceased collaboration on the Hercules ALPHA concept truck project, due to strategic decisions internal to Nissan Motor Corporation concerning ongoing usage of its chassis, and manufacturing facility. Hercules received its final installment payment from Nissan, resulting in revenue for 2021 of $2.5M USD. The Company did not issue warrants to Nissan North America, Inc. ("Nissan") that allows Nissan to purchase up to 970,264 shares of the Company's Series A Preferred Stock at a price of $0.01 per share.

Hercules will require additional funding to continue operations and deliver its contract for marine propulsion systems going forward. Hercules anticipates additional capital raise to be completed by Q2 2022.

Hercules Electric Mobility, Inc is a new company that is still pre-revenue. Our average monthly burn rate has been approximately $10,000, with most of our resources being allocated to operating expenses so far. We plan to ramp up our spending to build prototype and development vehicles.

Our expenses for the year ended December 31, 2020, amounted to $116,252, which resulted in a $111,252 loss.

Our expenses for the year ended December 31, 2019, amounted to $48,743, which resulted in a $48,743 loss.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

# Ongoing Reporting Requirements

Hercules Electric Mobility has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Hercules Electric Mobilitys will file a report electronically with the SEC annually and post the report on its web site https://herculesev.com no later than 120 days after the end of each fiscal year covered by the report.

DocuSigned by:
James Breyer
1AAFE9ECF47A49E...

I, ____________ ("Full name") certify that:

(1) the financial statements of Hercules Electric Mobility, Inc ("Company name") included in this Form are true andcomplete in all material respects; and

(2) the tax return information of Hercules Electric Mobility, Inc ("Company name") included in this Form reflects accurately the information reported on the tax return for Hercules Electric Mobility, Inc ("Company name") filed for thefiscal year ended 12/31/2021.

---

Full name: James Breyer

Position: CEO

Date: 4/29/2022

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# Hercules Electric Mobility, Inc.

## Profit and Loss
### January - December 2021

|  | TOTAL |
|---|---:|
| Income | |
|   41000 Nissan Revenue | 2,500,000.00 |
| **Total Income** | **$2,500,000.00** |
| Gross Profit | **$2,500,000.00** |
| Expenses | |
|   60000 Staffing & Related | |
|    60050 Staffing | |
|     60100 Payroll Expenses | 313,270.11 |
|     60110 Salaried Wages | 622,095.91 |
|    **Total 60100 Payroll Expenses** | **935,366.02** |
|     60200 Contractors | 81,083.20 |
|    **Total 60050 Staffing** | **1,016,449.22** |
|    60500 Staffing Related | |
|     60550 Meals / Snacks While Wolrking | 941.84 |
|     60575 Training and Recognition | 148.71 |
|     60600 Travel | 563.27 |
|      60612 Travel - Airfare | 5,714.40 |
|      60614 Travel - Hotel | 2,273.08 |
|      60615 Travel - Meals | 427.27 |
|      60625 Travel -  Rental Vehicle  & Gasoline | 1,265.54 |
|     **Total 60600 Travel** | **10,243.56** |
|    **Total 60500 Staffing Related** | **11,334.11** |
|   **Total 60000 Staffing & Related** | **1,027,783.33** |
|   62100 Legal & Professional Services | |
|    62110 Legal - Quinn (IP Law) | 21,177.00 |
|    62120 Legal - Varnum | 16,072.50 |
|    62130 Legal - Wolfson and Bolton | 37,929.75 |
|    62135 Legal - Other | 345.00 |
|    62140 Investment Banking | 51,788.00 |
|    62150 Accounting and Tax | 9,232.00 |
|    62160 Other - Professional Fees (General) | 900.00 |
|   **Total 62100 Legal & Professional Services** | **137,444.25** |
|   62900 Other Business Expenses | |
|    62905 Other Business Expenses | 1,024.93 |
|   **Total 62900 Other Business Expenses** | **1,024.93** |
|   64100 Marketing and Sales | |
|    64110 Marketing - Millerschin | 96,095.80 |
|    64120 Marketing - 86,400 | 11,183.54 |
|    64130 Marketing- New Paradigm | 27,118.94 |

# Hercules Electric Mobility, Inc.

## Profit and Loss
### January - December 2021

| | TOTAL |
|---|---|
| 64140 Marketing - General | 32,360.44 |
| **Total 64100 Marketing and Sales** | **166,758.72** |
| 65000 R & D | |
| 65100 R&D - Vendor | |
| 65110 R&D - Prieto | 350,000.00 |
| 65115 R&D - XPT (Nio) | 46,984.40 |
| 65120 R&D - New Eagle | 385,190.52 |
| 65125 R&D - Hangzhou EV Tech | 10,000.00 |
| 65130 R&D - Kenmar | 559,000.00 |
| 65135 R&D - Nordstrom and Thomas | 24,000.00 |
| 65140 R&D - E-Matrix | 106,000.00 |
| 65145 R&D - RCO | 5,300.00 |
| 65150 R&D - Art SPA | 307,620.00 |
| 65160 R&D - Hoefer | 46,000.00 |
| 65170 R&D - Pinanfarina | 245,350.00 |
| 65175 R&D - SSP Precision | 6,485.00 |
| **Total 65100 R&D - Vendor** | **2,091,929.92** |
| 65310 Nissan Lease | 9,782.20 |
| 65900 Engin  - Materials & Supplies | |
| 65910 General  - Engin Materials | 18,687.68 |
| 65908 Shipping- Customs Handling, Charges | 13,610.28 |
| 65921 Engineering - Gasoline | 940.97 |
| **Total 65910 General  - Engin Materials** | **33,238.93** |
| 65920 Auto - Engin Materials | 3,553.39 |
| 65950 Marine - Material & Supply | 26,030.90 |
| **Total 65900 Engin  - Materials & Supplies** | **62,823.22** |
| **Total 65000 R & D** | **2,164,535.34** |
| 68000 Building Related Expenses | |
| 68100 Rent & Lease | 59,997.59 |
| 68200 Building Repairs & Maintenance | 1,722.00 |
| 68300 Utilities | 3,820.39 |
| **Total 68000 Building Related Expenses** | **65,539.98** |
| 69000 Office/General Admin | |
| 69050 Office Expense | 429.51 |
| 67701 Brex Cash Rewards | -1,655.00 |
| 69055 Office -  General Supplies | 3,500.33 |
| 69255 Software | 6,067.45 |
| 69700 Server / IT Support | 3,601.22 |
| 69710 Postage and Delivery Fees | 273.55 |
| **Total 69050 Office Expense** | **12,217.06** |

# Hercules Electric Mobility, Inc.

## Profit and Loss
January - December 2021

|  | TOTAL |
|---|---|
| 69100 Bank Charges & Fees | 589.00 |
| 69200 Insurance | 10,919.03 |
| **Total 69000 Office/General Admin** | **23,725.09** |
| 69990 Uncategorized Expense | 2,086.38 |
| 70000 Taxes & Licenses | |
| 70100 FATCA Withholding | 17.26 |
| **Total 70000 Taxes & Licenses** | **17.26** |
| **Total Expenses** | **$3,588,915.28** |
| Net Operating Income | $ -1,088,915.28 |
| Other Income | |
| 49000 Interest Earned | 60.98 |
| **Total Other Income** | **$60.98** |
| Net Other Income | **$60.98** |
| Net Income | **$ -1,088,854.30** |

# Hercules Electric Mobility, Inc.

## Balance Sheet

### As of December 31, 2021

| | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| 10100 Checking | |
| 10110 Brex Cash | 71,831.40 |
| 10120 SVB Operating  (3012) | 2,000.00 |
| 10130 SVB Checking  (3027) | 500.00 |
| 10140 BOA Checking 9114 | 300.34 |
| 10150 BOA Checking 9648 | 3,310.27 |
| **Total 10100 Checking** | **77,942.01** |
| 10200 Savings | |
| 10210 BOA Savings 9651 | 74,518.33 |
| **Total 10200 Savings** | **74,518.33** |
| **Total Bank Accounts** | **$152,460.34** |
| Other Current Assets | |
| 12000 Other Current Assets | 0.00 |
| **Total Other Current Assets** | **$0.00** |
| **Total Current Assets** | **$152,460.34** |
| Fixed Assets | |
| 12500 Fixed Asset - Furniture | |
| 12501 Furniture - Original cost | 10,080.60 |
| **Total 12500 Fixed Asset - Furniture** | **10,080.60** |
| 12600 Fixed Asset - Computers & Cap Software | |
| 12601 Computers - Original Cost | 23,474.05 |
| **Total 12600 Fixed Asset - Computers & Cap Software** | **23,474.05** |
| 12700 Fixed Asset - Other Tools / Equipment | |
| 12400 Engineering  / Garage-  Tools and Fixtures | |
| 12401 Engin / Garage Tools - Original cost | 10,767.86 |
| **Total 12400 Engineering  / Garage-  Tools and Fixtures** | **10,767.86** |
| **Total 12700 Fixed Asset - Other Tools / Equipment** | **10,767.86** |
| 12900 Fixed Asset  Engineering Software | |
| 12901 Engineering Software - Original cost | 8,798.90 |
| **Total 12900 Fixed Asset  Engineering Software** | **8,798.90** |
| **Total Fixed Assets** | **$53,121.41** |
| **TOTAL ASSETS** | **$205,581.75** |

# Hercules Electric Mobility, Inc.

## Balance Sheet
### As of December 31, 2021

|  | TOTAL |
|---|---:|
| **LIABILITIES AND EQUITY** |  |
| Liabilities |  |
| Current Liabilities |  |
| Accounts Payable |  |
| 25000 Accounts Payable (A/P) | 765,767.45 |
| **Total Accounts Payable** | **$765,767.45** |
| Credit Cards |  |
| 24000 Credit card - Brex | 0.00 |
| **Total Credit Cards** | **$0.00** |
| Other Current Liabilities |  |
| 29500 Deposits Received | 582.00 |
| **Total Other Current Liabilities** | **$582.00** |
| **Total Current Liabilities** | **$766,349.45** |
| **Total Liabilities** | **$766,349.45** |
| Equity |  |
| 30200 Private Investors | 627,266.96 |
| 35000 Retained Earnings | -99,180.36 |
| Net Income | -1,088,854.30 |
| **Total Equity** | **$ -560,767.70** |
| **TOTAL LIABILITIES AND EQUITY** | **$205,581.75** |

# Hercules Electric Mobility, Inc.

## Statement of Cash Flows
### January - December 2021

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | -1,089,800.73 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| Other Current Assets | 24.74 |
| Accounts Payable (A/P) | 764,660.17 |
| Credit card - Brex | -24.74 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **764,660.17** |
| **Net cash provided by operating activities** | **$ -325,140.56** |
| INVESTING ACTIVITIES |  |
| Fixed Asset - Computers & Cap Software:Computers - Original Cost | -14,858.12 |
| Fixed Asset - Furniture:Furniture - Original cost | -10,080.60 |
| Fixed Asset - Prototype Tools:Engiin / Garage- Tools and Fixtures:Engin / Garage Tools - Original cost | -16,892.90 |
| **Net cash provided by investing activities** | **$ -41,831.62** |
| FINANCING ACTIVITIES |  |
| Private Investors | 168,825.24 |
| **Net cash provided by financing activities** | **$168,825.24** |
| NET CASH INCREASE FOR PERIOD | **$ -198,146.94** |
| Cash at beginning of period | 350,607.28 |
| CASH AT END OF PERIOD | **$152,460.34** |

# Hercules Electric Mobility, Inc.

## Financial Statements

December 31, 2020 and 2019



Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

**HERCULES ELECTRIC MOBILITY, INC.**

Table of Contents



# REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Hercules Electric Mobility, Inc.
Detroit, Michigan

We have reviewed the accompanying financial statements of Hercules Electric Mobility, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

## Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

## Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

*Keiter*

March 19, 2021
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000  F:804.747.3632

www.keitercpa.com

# HERCULES ELECTRIC MOBILITY, INC.

Balance Sheets
December 31, 2020 and 2019

| Assets | | 2020 | | 2019 |
|---|---|---|---|---|
| **Current assets:** | | | | |
| Cash | $ | 350,608 | $ | 81,442 |
| Property and equipment - net | | 1,461 | | 1,879 |
| Total assets | $ | 352,069 | $ | 83,321 |
| Liabilities and Stockholders' Equity | | | | |
| **Current liabilities:** | | | | |
| Unearned revenue | $ | 3,000 | $ | - |
| **Stockholders' equity:** | | | | |
| Common stock at $0.0001 par value; 10,000,000 shares authorized; 8,392,500 shares issued and outstanding at December 31, 2020 and 8,130,500 shares issued and outstanding at December 31, 2019 | | 839 | | 813 |
| Additional paid-in capital | | 508,225 | | 131,251 |
| Accumulated deficit | | (159,995) | | (48,743) |
| Total stockholders' equity | | 349,069 | | 83,321 |
| Total liabilities and stockholders' equity | $ | 352,069 | $ | 83,321 |

See report of independent accountants and accompanying notes to financial statements.

**HERCULES ELECTRIC MOBILITY, INC.**

Statements of Operations
Years Ended December 31, 2020 and 2019

|  | 2020 | 2019 |
|---|---|---|
| Revenue | $ - | $ - |
| Operating expenses | 116,252 | 48,743 |
| Operating loss | (116,252) | (48,743) |
| Other income | 5,000 | - |
| Net loss | $ (111,252) | $ (48,743) |

See report of independent accountants and accompanying notes to financial statements.

**HERCULES ELECTRIC MOBILITY, INC.**

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2020 and 2019

|  | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance January 1, 2019 | $ 560 | $ 440 | $ - | $ 1,000 |
| Issuance of common stock | 253 | 130,811 | - | 131,064 |
| Net loss | - | - | (48,743) | (48,743) |
| Balance December 31, 2019 | 813 | 131,251 | (48,743) | 83,321 |
| Issuance of common stock | 26 | 376,974 | - | 377,000 |
| Net loss | - | - | (111,252) | (111,252) |
| Balance December 31, 2020 | $ 839 | $ 508,225 | $ (159,995) | $ 349,069 |

See report of independent accountants and accompanying notes to financial statements.

4

# HERCULES ELECTRIC MOBILITY, INC.

Statements of Cash Flows
Years Ended December 31, 2020 and 2019

|  | 2020 | 2019 |
|---|---|---|
| Cash flows from operating activities: |  |  |
| Net loss | $ (111,252) | $ (48,743) |
| Adjustments to reconcile net loss to net cash from operating activities: |  |  |
| Depreciation | 418 | 209 |
| Changes in operating assets and liabilities: |  |  |
| Unearned revenue | 3,000 | - |
| Net cash used in operating activities | (107,834) | (48,534) |
| Cash flows used in investing activities: |  |  |
| Purchase of property and equipment | - | (2,088) |
| Cash flows provided by financing activities: |  |  |
| Proceeds from issuance of common stock | 377,000 | 131,064 |
| Net change in cash | 269,166 | 80,442 |
| Cash, beginning of year | 81,442 | 1,000 |
| Cash, end of year | $ 350,608 | $ 81,442 |

See report of independent accountants and accompanying notes to financial statements.

# HERCULES ELECTRIC MOBILITY, INC.

## Notes to Financial Statements

**1.    Summary of Significant Accounting Policies:**

**Description of Business:** Hercules Electric Mobility, Inc. (the "Company") was incorporated on December 26, 2018 in the State of Michigan. The Company intends to operate as a manufacturer of electric mobility products.

**Management's Plans:** The Company's strategic plan for 2021 and beyond is focused on continuing to develop its flagship product, the Hercules Alpha, grow its sale channels, and hire key employees. The Company is positioned to increase its domestic sales of Founder's Edition pre-sales, Alpha product reservations, and commercial business to business sales to its strategic partner. The Company believes that combining its strategic partnership, the 2021 launch of their first custom-built performance pick-up, along with additional financing from a Series-A equity offering, will enable the Company to continue as a going concern for a reasonable period of time.

**Basis of Accounting:** The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

**Use of Estimates:** The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

**Concentrations of Credit Risk:** Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in a high credit quality financial institution with balances that periodically exceed federally insured limits. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

**Property and Equipment:** Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations. Property and equipment consisted of computer equipment totaling $2,088 at December 31, 2020 and 2019. Accumulated depreciation amounted to $627 at December 31, 2020 and $209 at December 31, 2019. Depreciation expense totaled $418 for 2020 and $209 for 2019.

**Advertising Costs:** Advertising costs are expensed as incurred and included in operating expenses in the accompanying statements of operations. Advertising costs amounted to $17,286 for 2020 and $8,382 for 2019.

1.      **Summary of Significant Accounting Policies, Continued:**

**Revenue Recognition:** The Company records revenue in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services.

The Company's primary source of revenue during 2020 was from the sale of gift cards. These contracts consist of a single performance obligation and the Company typically records the proceeds from the sale of gift cards as unearned revenue until the gift card is redeemed for goods or merchandise, upon which time the revenue is recognized.  No revenue was recognized in 2020 related to gift cards.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance.

**Income Taxes:** Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

**Income Tax Uncertainties:**  The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements.  This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.  Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.  The Company is not currently under audit by any tax jurisdiction.

2.    **Stockholders' Equity:**

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 10,000,000 shares of common stock at $0.0001 par value per share. Each holder of common stock is entitled to one vote. The Company issued 262,000 shares of common stock during 2020 and 2,530,500 shares of common stock during 2019. The Company had 8,392,500 and 8,130,500 shares of common stock issued and outstanding at December 31, 2020 and 2019, respectively.

3.    **Lease Commitment:**

The Company leases its office space under an operating lease arrangement on a month-to-month basis that requires monthly rent payments of $2,500 and various other common area maintenance charges. The Company rented the space for a partial year for both 2020 and 2019. Rent expense related to this lease was $8,064 and $15,034 for 2020 and 2019, respectively.

4.    **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $161,000 at December 31, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

5.    **Subsequent Events:**

Management has evaluated subsequent events through March 19, 2021, the date the financial statements were available for issuance, and has determined that except as disclosed below, there are no additional subsequent events to be reported in the accompanying financial statements.

In January and March 2021, the Company raised $998,000 through the issuance of 970,264 preferred shares. The Company's articles of incorporation are in the process of being amended as of the date of this report, to include preferred shares.